UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.       An announcement regarding estimated loss of Huaneng Power International, Inc. (the "Registrant") for 2021, made by the Registrant on January 29, 2022; and

2.       A copy of monthly return for equity issuer and Hong Kong depositary receipts of the Registrant, submitted by the Registrant on February 4, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary
Date: February 8, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT REGARDING THE ESTIMATED LOSS IN 2021

This announcement is made by the Company pursuant to the requirements of Rule 13.09(2)(a) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Cap.571, the Laws of Hong Kong).

According to Rule 5.1.1 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, a listed company is required to announce its estimated annual results within one month after the end of its financial year if the annual net profit of the listed company is negative. Therefore, this announcement is also made pursuant to Rules 13.10B of the Listing Rules.

The information contained in this announcement is only a preliminary estimate of the Company and is not audited by the Company’s certified public accountants. Detailed financial information of the Company will be disclosed in the 2021 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all members of the Board of Directors hereby confirm that this announcement does not contain any false representation, misleading statement or material omission and hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility.

IMPORTANT NOTICE:

Based on preliminary calculations, Huaneng Power International, Inc. (the “Company”) estimated that the net profit attributable to its shareholders of the Company calculated under PRC Generally Accepted Accounting Principles (the “PRC GAAP”) is expected to be RMB-9,800 million to RMB-11,700 million.

I.	ESTIMATED RESULTS FOR THE REPORTING PERIOD

(1)	Period to which the estimated results applies

From 1 January 2021 to 31 December 2021.

(2)	Estimated results

1.	According to the preliminary estimate, the net profit attributable to the shareholders of the Company in 2021 is expected to reach RMB-9,800 million to RMB-11,700 million.

2.	The net profit attributable to shareholders of the Company after deducting non- recurring gains and losses is expected to reach RMB-12,100 million to RMB-14,000 million.

(3)	The estimated operating results of the Company have not yet been audited by certified public accountant. The data in relation to the estimated results was only a preliminary estimate by the Company. Detailed financial information will be formally disclosed by the Company in the 2021 annual report after the audit.

II.	RESULTS OF THE CORRESPONDING PERIOD OF PREVIOUS YEAR

(1)	The net profit attributable to shareholders of the Company calculated in accordance with the PRC GAAP is RMB4,564.9899 million. The net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses calculated in accordance with the PRC GAAP is RMB4,397.6869 million.

(2)	Earnings per share calculated under the PRC GAAP: RMB0.18.

III.	REASONS FOR THE ESTIMATED LOSS

As a result of external factors, there is a significant year-on-year increase in Company’s domestic coal purchase prices.

IV.	RISK WARNING

The estimated results are preliminary calculations based on the professional judgement of the Company and have not been audited by certified public accountants. There is no substantial uncertainty in respect of the Company which will affect the accuracy of the content in this estimated results announcement.

V.	OTHER MATTERS

The financial information above is only a preliminary estimate and has not been audited by certified public accountants. Detailed financial information of the Company will officially be disclosed after audit in the 2021 Annual Report of the Company. Potential investors and shareholders should exercise caution when dealing in the shares of the Company.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

29 January 2022

FF301

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended:	31 January 2022	Status:	New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer:	Huaneng Power International, Inc.

Date Submitted:	04 February 2022

I.	Movements in Authorised / Registered Share Capital

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00902	Description	H shares listed in Hong Kong and ADR listed in New York
Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	4,700,383,440	RMB	1	RMB	4,700,383,440
Increase / decrease (-)	RMB
Balance at close of the month	4,700,383,440	RMB	1	RMB	4,700,383,440

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600011	Description	A Shares listed on The Shanghai Stock Exchange ("SSE")

Number of authorised/registered shares	Par value	Authorised/registered share capital
Balance at close of preceding month	10,997,709,919	RMB	1	RMB	10,997,709,919
Increase / decrease (-)	RMB
Balance at close of the month	10,997,709,919	RMB	1	RMB	10,997,709,919

Total authorised/registered share capital at the end of the month:	RMB	15,698,093,359

FF301

II.	Movements in Issued Shares

1. Type of shares	Ordinary shares	Class of shares	Class H	Listed on SEHK (Note 1)	Yes
Stock code	00902	Description	H shares listed in Hong Kong and ADR listed in New York
Balance at close of preceding month	4,700,383,440
Increase / decrease (-)
Balance at close of the month	4,700,383,440

2. Type of shares	Ordinary shares	Class of shares	Class A	Listed on SEHK (Note 1)	No
Stock code	600011	Description	A shares listed on SSE
Balance at close of preceding month		10,997,709,919
Increase / decrease (-)
Balance at close of the month	10,997,709,919

FF301

III.	Details of Movements in Issued Shares

(A).	Share Options (under Share Option Schemes of the Issuer) Not applicable

(B).	Warrants to Issue Shares of the Issuer which are to be Listed Not applicable

(C).	Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) Not applicable

(D).	Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) Not applicable

(E).	Other Movements in Issued Share Not applicable

FF301

IV.	Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301

V.	Confirmations

 We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable:

(Note 2)

(i)	all money due to the listed issuer in respect of the issue of securities has been received by it;

(ii)	all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;

(iii)	all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled;

(iv)	all the securities of each class are in all respects identical (Note 3);

(v)	all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements;

(vi)	all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;

(vii)	completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and

(viii)	the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.

Submitted by:	Huang Chaoquan
Title:	Secretary to the Board of Directors
(Director, Secretary or other Duly Authorised Officer)

FF301

Notes

1.	SEHK refers to Stock Exchange of Hong Kong.

2.	Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.

3.	“Identical” means in this context:

．	the securities are of the same nominal value with the same amount called up or paid up;

．	they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

．	they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

4.	If there is insufficient space, please submit additional document.

5.	In the context of repurchase of shares:

．	“shares issuable to be listed on SEHK” should be construed as “shares repurchased listed on SEHK”; and

．	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares repurchased (if listed on SEHK)”; and

．	“type of shares issuable” should be construed as “type of shares repurchased”; and

．	“issue and allotment date” should be construed as “cancellation date”

6.	In the context of redemption of shares:

．	“shares issuable to be listed on SEHK” should be construed as “shares redeemed listed on SEHK”; and

．	“stock code of shares issuable (if listed on SEHK)” should be construed as “stock code of shares redeemed (if listed on SEHK)”; and

．	“type of shares issuable” should be construed as “type of shares redeemed”; and

．	“issue and allotment date” should be construed as “redemption date”